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                            September 17, 2020

       Alan Levande
       Chief Executive Officer
       Peridot Acquisition Corp.
       2229 San Felipe Street, Suite 1450
       Houston, TX 77019

                                                        Re: Peridot Acquisition
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed September 4,
2020
                                                            File No. 333-248608

       Dear Mr. Levande:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed September 4, 2020

       Summary
       Our Business Strategy, page 6

   1.                                                   We note your disclosure
on page 6 that you believe that your management team   s and
                                                        Carnelian   s
reputation, experience and track record will make you a preferred counterparty for public
and private companies participating in the Mitigation and
                                                        Adaptation sector, and
your reference on page 6 to the experience of
                                                        Carnelian's management
team in the energy, infrastructure, and renewables subsectors.
                                                        We also note your
disclosure that you believe both the Peridot and Carnelian teams have a strong understanding of
investor expectations and market sentiment within the
                                                        sector. Considering
your intended focus on target opportunities and companies that eliminate or mitigate
greenhouse gas emissions and/or enhance resilience to climate
 Alan Levande
Peridot Acquisition Corp.
September 17, 2020
Page 2
      change, please clarify whether Carnelian has investment experience in this area. For example, it appears that all of Carnelian's current and realized investments highlighted on its public website are in the oil and gas industry. Please revise your disclosure as necessary to clarify the experience of Carnelian in pursuit of your intended target opportunities.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at
(202) 551-3706 if
you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Laura Nicholson, Special Counsel, at (202) 551-
3584 with any other questions.



                                                            Sincerely,
FirstName LastNameAlan Levande
                                                            Division of
Corporation Finance
Comapany NamePeridot Acquisition Corp.
                                                            Office of Energy &
Transportation
September 17, 2020 Page 2
cc:       Christian O. Nagler
FirstName LastName